

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4565

February 23, 2017

<u>Via E-mail</u>
Thomas Liquard
Chief Executive Officer
Immuron Limited
Suite 1, 1233 High Street
Armdale, Victoriz, Australia 3143

> **Re: Immuron Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed February 9, 2017**
> **File No. 333-215204**

Dear Mr. Liquard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary</u>
<u>Our Pipeline</u>
<u>IMM-529, page 3</u>

1. We note your revised disclosure in response to our prior comment eight that IMM-529 has successfully completed its pre-clinical program in CDI and that you estimate that you will begin Phase 1/2 trials in the second quarter of 2017. Please revise your disclosure to state whether you have or have not applied for an IND for IMM-529 and to clarify that Phase 1/2 trials for IMM-529 will not begin until an IND has been granted. Also, please delete reference to IMM-529 being in the IND stage on page 66 so that your disclosure is consistent with the rest of your prospectus.

Business
Ob/Ob Mice Models Show Significant and Sustained Anti-Inflammatory…, page 63

2. We note your response to our prior comment 21. When discussing the results of this study, please expand your disclosure to quantify your results when you state the following, including any p-values where statistically significant results were observed:

- High dose of IMM-124E derived immunoglobulins demonstrated a statistically significant reduction in serum ALT and liver/serum TG levels over controls which did not reach statistical significance;
- Glucose tolerance test (GTT) was improved within this group but did not reach statistical significance;
- IMM-124E demonstrated a similar metabolic effect, with significant reduction in hepatic and serum triglycerides levels and an increase in CD3+NK1.1+ cells; and
- IMM-124E demonstrated a similar metabolic effect, with statistically significant reduction in hepatic and serum triglycerides levels and an increase in CD4-CD25-FoxP3 cells.

IMM-529 – A Potentially Revolutionary Treatment for CDI, page 66

3. We note your response to our prior comment 26. Please revise the last two diagrams on page 67 and the diagram on page 68 as they are still illegible.

Our Marketed Assets
Travelan – A Unique Product, page 71

4. We note your response to our prior comment 29. Notwithstanding your request for confidential treatment, please expand your disclosure to provide the material terms of your agreements with Endo Pharmaceuticals and Medique, including, as applicable, minimum purchase requirements, material payment provisions and duration and termination provisions. Please also file your agreement with Endo Pharmaceuticals as an exhibit.

5. Please expand your disclosure regarding your agreement with Paladin to disclose all material terms of the agreement, including the total aggregate milestones you will receive under the agreement.

Manufacturing Process, page 73

6. We note your response to our prior comment 30. Notwithstanding your request for confidential treatment, please expand your disclosure to provide the material terms of the agreement with Synlait, including, as applicable, minimum purchase requirements, material payment provisions and duration and termination provisions.

Thomas Liquard
Immuron Limited
February 23, 2017
Page 3

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
(t) Previously Issued Financial Statements, page F-15

7. Please refer to prior comment 38. Your response indicates that the re-audits of research
    and development tax refunds and associated revenue recognition adjustments were based
    on additional information made available to you subsequent to your "previous
    lodgements with ASX. " Please explain the following:

    • the nature of this additional information;
    • when it was received by you;
    • why the adjustments for fiscal year 2013 through fiscal year 2015 were not
      recognized at an earlier point in time; and
    • how these adjustments related to your original recognition of research and
      development tax refunds, which were based on estimated eligible research and
      development expenses in each year.

    In addition, regarding your assertion that these adjustments were not material, please
    explain your consideration of their impact on the reported net loss for fiscal year 2016
    and fiscal year 2015. Refer us to the technical guidance upon which you relied in
    determining your accounting treatment.

8. You disclose that the weighted average number of ordinary shares outstanding for fiscal
    year 2014 was 41,955,199 shares. However, related share amounts on pages F-25 and F-
    27 do not reflect retroactive adjustment for the 40:1 capital consolidation. Please explain
    your basis for this presentation.

        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614
if you have questions regarding comments on the financial statements and related matters.
Please contact Johnny Gharib at (202) 551-3170 or Erin Jaskot at (202) 551-3442 with any other
questions.

                                        Sincerely,

                                        /s/ Erin K. Jaskot, *for*

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Via E-mail
        Darrin Ocasio, Esq.
        Sichenzia Ross Ference Kesner LLP